August 7, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, NE

Washington, DC 20549

Re: CDT Environmental Technology Investment Holdings Limited

       Form 20-F for the Fiscal Year ended December 31, 2024

       Filed May 15, 2025

       File No. 001-42007

Dear Ms. Guobadia and Mr. Babula:

CDT Environmental Technology Investment Holdings Limited (the “Company”) is in receipt of your letter dated July 29, 2025 with respect to the Company’s above-referenced filing. The comment letter requests that the Company provide its written response within ten (10) business days or to advise when it will provide a response. The Company is in the process of preparing its response and respectfully requests an extension to provide its written response on or before August 26, 2025.

If you have any questions pertaining to the extension request, please do not hesitate to contact Clay Parker at (305) 539-3306 or Julie Rizzo at (919) 743-7336 of K&L Gates LLP.

Sincerely,

/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors